July 18, 2018
VIA EDGAR
Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Carlisle Companies Incorporated
Form 10-K for the year ended December 31, 2017
Filed February 16, 2018
File No. 1-9278

Dear Ms. Rocha:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following responses to the comments in your comment letter dated June 19, 2017 related to the Company’s Form 10-K for the year ended December 31, 2017 filed by the Company on February 16, 2018 and the Form 10-Q for the period ended March 31, 2018 filed by the Company on April 27, 2018 (Commission File No. 1-9278).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for the year ended December 31, 2017

Management’s Discussion and Analysis, page 14

Acquisitions, page 14

1.
We note the divestiture of CFS was announced on February 1, 2018, was completed on March 20, 2018 and was accounted for as a discontinued operation as of March 31, 2018. Please tell us how you determined it was not appropriate to classify the CFS assets and liabilities as held for sale in accordance with ASC 205-20-45-1E.

Management Response:

At December 31, 2017, the CFS assets and liabilities were not classified as held for sale, as all of the criteria in ASC 205-20-45-1E were not met. Specifically, the criterion in ASC 205-20-45-1E(a), "management, having the authority to approve the action, commits to a plan to sell the entity to be sold," and ASC-205-20-45-1E(d), "the sale of the entity to be sold is probable, and transfer of the entity to be sold is expected to qualify for recognition as a completed sale, within one year," were not met as this transaction to sell CFS required the approval of the Board of Directors. The Board of Directors approved the Company to enter into a definitive agreement to sell CFS on January 30, 2018, therefore the Company had not committed to a plan to sell, nor was the sale probable within one year, prior to that date.

Form 10-Q for the period ended March 31, 2018

Controls and Procedures, page 34

2.
We note your statement "With exception of the adoption of the new accounting standard and integration activities described above, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise your disclosure to make an unqualified statement that, if true, there were no changes in your internal control over financial reporting during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Management Response:

In future filings, beginning with the Company’s Form 10-Q for the period ending June 30, 2018, the Company will revise its disclosure for Controls and Procedures in a manner similar to the following:
During the first and second quarters of 2018, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Please do not hesitate to call me at (480) 781-5056 with any questions regarding the foregoing.

Sincerely,

/s/ Robert M. Roche
Robert M. Roche
Vice President and Chief Financial Officer